Krupp Funds Group

                                                                          [DATE]
Investor                                                             Investor ID
[NAME]
[ADDRESS]

                               Transaction Summary


     Units Invested              Tender Offer          Cash Proceeds
                                     Price
                            X                    =
[Number of Units held by            $550.00               [Total]
        Investor]


         Take advantage of this offer. Sign the attached yellow form and return it to us in the enclosed envelope. Your check for [Total] will be mailed promptly 30 days after the expiration of the offer period if the conditions of this tender offer are met and it is consummated.

                           Tender-Offer Considerations

There is Still an Opportunity to Tender Your Units:

         The tender offer is scheduled to expire on June 11, 1999. This offer to acquire all units of Krupp Realty Fund, Ltd.-III made by KRF3 Acquisition Company, L.L.C., an affiliate of the General Partners, is the highest offer made to investors.

Madison Offer Withdrawn

         The offer by Madison Liquidity Investors 104, L.L.C. of $425 per unit has been withdrawn. All units tendered under that offer are being returned.

Opportunity to Liquidate Your Investment:

         If you acquired the units when they were originally offered in 1982, this offer, plus distributions you have received from inception, will return 100% of your original investment and a return of 1.08% per year over the 17-year investment period. The offer provides you with the opportunity to reinvest in assets that may offer greater liquidity and diversity and less risk.

Partnership Termination Date:

         The partnership termination date is December 31, 2020 unless terminated sooner.

Address questions about your account to:
KRUPP                                    Or Call:
Attn: Investor Communications            Investor Communications: 1-800-25-KRUPP
One Beacon St., Suite 1500
Boston, Massachusetts 02108